SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 1-11976

[x] Form 10-K and Form 10-KSB [ ]     Form 11-K  [ ]   Form
20-F [  ]  Form 10-Q and Form 10-QSB  [ ]   Form N-SAR

For Period Ended: December 31, 1999
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

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Full Name of Registrant:  Unapix Entertainment, Inc.

Former Name, if Applicable:

Address of Principal Executive Office: 200 Madison Avenue.

City, State and Zip Code:  New York, New York 10016

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountants statement or other exhibit required by Rule 12b-25(c)
        has been attached, if applicable.
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Part III - Narrative

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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q or 10-QSB or portion thereof could not be filed within the prescribed time period.

The Company is unable to file its annual report on Form 10-K for the year ended December 31, 1999 within the period prescribed by the regulations under the Securities and Exchange Act of 1934 due to a delay in the compilation of information required in the report due to a recent turnover in accounting personnel.

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Part IV - Other Information

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(1)   Name and telephone number of person to contact in regard to this information:

(Name)               (Area Code)   (Telephone Number)
Cheryl Freeman          818             981-8592

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(2)  Have all other periodic reports required (under Section 13 or 15(d) of the Securities Act of 1934) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)
     been filed?                                           [x]  Yes   [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                       [x]  Yes  [ ]   No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                 UNAPIX ENTERTAINMENT, INC. - Financial Highlights
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     THREE MONTHS ENDED       YEAR ENDED
                                          DEC. 31               DEC. 31
                                       1999     1998         1999     1998
                                      ------   ------       ------   ------
Revenue                              $10,314   $10,868     $41,862   $36,481
                                     =======   =======     =======   =======
Operating Income Before Unusual Items     88       578       1,521       609
   Non-Recurring                           -      (200)          -      (333)
   Debt Conversion Expense              (148)        -      (1,418)        -
   Litigation Settlement Costs          (510)        -        (510)        -
                                     -------   -------     -------   -------
Income Before Taxes and
   Extraordinary Item                   (570)      378        (407)      276
   Provision for Tax                     (65)      201         545(A)    166
                                     -------   -------     -------   -------
   Income Before Extraordinary Item     (505)      177        (952)      110
   Extraordinary Item, Net                 -         -        (714)        -
                                     -------   -------     -------   -------
   Net Income (Loss)                 $  (505)  $   177     $(1,666)  $   110
                                     =======   =======     =======   =======
Per Common Share - Basic and Diluted
   Income Before Extraordinary Item  $  (.06)  $   .01     $  (.16)  $  (.01)
   Extraordinary Item                      -         -        (.09)        -
                                     -------   -------     -------   -------
                                     $  (.06)  $   .01     $  (.25)  $  (.01)
                                     =======   =======     =======   =======
Average Shares
   Basic                              10,243     7,521       8,293     6,783
                                     =======   =======     =======   =======
   Diluted                            10,243     7,567       8,293     6,783
                                     =======   =======     =======   =======

(A) Tax provision reflects non-deductibility of $1,418,000 debt conversion expense.
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                          Unapix Entertainment, Inc.

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                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2000                            By: /s/ Cheryl A. Freeman
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      Cheryl A. Freeman
      Chief Financial Officer